Exhibit 99.1

AltaGas Announces CEO Succession PLAN

Calgary, Alberta (November 21, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) announces that after a successful four years of leading the organization, Randy Crawford, President and Chief Executive Officer, will retire from AltaGas in the first half of 2023 as part of a planned leadership succession process. During this period, the Board of Director’s will complete its work with external advisors to evaluate internal and external candidates. This timeline will ensure an orderly transition, as Mr. Crawford will remain in his role until a successor is named, which is focused on delivering the best outcomes for all of AltaGas’ stakeholders.

“It has been an honor and a privilege to serve as AltaGas’ President and CEO for the past four years,” said Randy Crawford. “I have been fortunate to develop and lead a highly talented and dedicated team to successfully transform the Company into a leading exporter of Canadian LPGs and a high-growth U.S. gas utility,” Mr. Crawford said. “Earlier this year, based on the strong financial and strategic position of the Company, I signaled to the Board that I felt it made sense to start planning my exit to allow for a new leader to build on the Company’s strengths and capitalize on the new opportunities it has, including those associated with the energy transition. One of the defining characteristics of AltaGas over the last four years has been the quality and strength of its leadership team, and I'm very proud of and excited for the team that will lead AltaGas into the future. Most importantly, I want to thank my team and all our approximately 3,000 employees for everything they have accomplished.”

“The past four years have been filled with intentional and impactful moves at AltaGas” said Pentti Karkkainen, Chair of the Board. “Through Randy’s leadership, the Company successfully refocused on two core businesses — both of which are centered on operating long-life infrastructure assets that connect customers and markets and are positioned to provide resilient and durable value for AltaGas’ stakeholders. The Board thanks Randy for the critical role he has played in shaping our strategy and empowering a strong leadership team to execute against it. Our leadership team has made marked changes in how we operate and service our customers with the collective push of our employees driving strong corporate results. We look forward to working with Randy on a successful transition that ensures AltaGas’ long-term success for our stakeholders.”

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, leadership succession planning, business objectives, expected growth, performance, business projects and opportunities. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected execution of AltaGas’ CEO succession plan, including process, timing, oversight and outcomes; potential to capitalize on new opportunities, including those associated with the energy transition; and expected growth opportunities, outcomes, and areas of focus.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, impacts of the hedging program, commodity prices, weather, frac spread, dividend levels, number of ships and export levels from the Ferndale and RIPET facilities, effective tax rates, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; volume throughput; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous and treaty rights; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; integration of Petrogas; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; cost of providing retirement plan benefits; failure of service providers; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

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Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

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